                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of December, 2013, Chou Associates Management, Inc. acquired control due to ownership of greater than 25% of Chou Income Fund's(the "Fund") outstanding shares. Chou Associates Management, Inc. owned 50.9 % of the Fund and thus controlled the Fund as of that date.